SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement of the Company relating to the re-designation of Mr. Cheng Mo Chi, Moses from an independent non-executive director to non-executive director of the Company with effect from September 30, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: September 28, 2004

(incorporated under the laws of Hong Kong with limited liability)

(Stock code: 1137)

RE-DESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that Mr. Cheng Mo Chi, Moses (“Mr. Cheng”) has been re-designated from independent non-executive director to non-executive director of the Company with effect from 30 September 2004. Mr. Cheng remains as a member of the Audit Committee of the Company.

Mr. Cheng Mo Chi, Moses, aged 54, was appointed as an independent non-executive director of the Company since 17 June 1997 and a member of the Audit Committee since its establishment on 22 March 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr. Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

Mr. Cheng currently serves as a director to each of Beijing Capital International Airport Company Limited, China Mobile (Hong Kong) Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Kingway Brewery Holdings Limited, K. Wah Construction Materials Limited, Liu Chong Hing Investment Limited, Pokfulam Development Company Limited, Quality HealthCare Asia Limited and Tian An China Investments Company Limited which are listed public companies in Hong Kong. Mr. Cheng has also served as a director to Stockmartnet Holdings Ltd. for the period from 2001 to 2003 and COL Capital Limited for the period from 1999 to 2004, both are listed public companies in Hong Kong.

Pursuant to the appointment letter, Mr. Cheng’s office as a non-executive director of the Company will be for one year subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with the articles of association of the Company. Mr. Cheng’s remuneration is fixed at HK$138,600.00 per annum by reference to his duties and responsibilities to the Company.

Mr. Cheng has not previously held and is not holding any position with the Company and other members of the Company’s group and he does not have any relationship with any director, senior management, substantial or controlling shareholder of the Company or any of its subsidiaries (other than his position as an independent non-executive director of the Company) and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the date hereof.

Save as disclosed above, the Board does not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing and the independent non-executive directors are Mr. Cheng Mo Chi, Moses, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 27 September 2004